UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file                            001-33881

    number

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MedAssets, Inc. Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MedAssets, Inc.

100 North Point Center East, Suite 200

Alpharetta, GA 30022

MedAssets, Inc. Employee Stock Purchase Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and the Participants of

MedAssets, Inc. Employee Stock Purchase Plan

Alpharetta, Georgia

We have audited the accompanying statement of financial condition of the MedAssets, Inc. Employee Stock Purchase Plan (the “Plan”) as of August 31, 2012 and the related statement of income and changes in plan equity for the year ended August 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of August 31, 2012, and the statement of income and changes in plan equity for the year ended August 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Smith & Howard

Atlanta, GA

November 12, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of

MedAssets, Inc. Employee Stock Purchase Plan

Alpharetta, Georgia

We have audited the accompanying statement of financial condition of the MedAssets, Inc. Employee Stock Purchase Plan (the “Plan”) as of August 31, 2011, and the related statement of income and changes in plan equity for the year ended August 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of August 31, 2011, and the changes in income and plan equity for the year ended August 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

November 18, 2011

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2012 AND 2011

	2012	2011
CASH	$10,480	$11,150

REFUNDS DUE TO PARTICIPANTS	(10,480)	(11,150)

PLAN EQUITY	$-	$-

The accompanying notes are an integral part of these financial statements.

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

STATEMENT OF INCOME AND

CHANGES IN PLAN EQUITY

YEARS ENDED AUGUST 31, 2012 AND 2011

	2012	2011
ADDITIONS

Participant contributions	$392,318	$571,824

DEDUCTIONS

Purchases of MedAssets, Inc. common stock	371,589	545,276
Refunds to participants	20,729	26,548

TOTAL DEDUCTIONS	392,318	571,824

NET CHANGES IN PLAN EQUITY	-	-

PLAN EQUITY
Beginning of year	-	-

End of year	$-	$-

The accompanying notes are an integral part of these financial statements.

MEDASSETS, INC. EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the MedAssets, Inc. (the “Company”) Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General. On May 27, 2010, the Company adopted the Plan. The Plan was effective beginning with the first offer period on September 1, 2010. The Plan is an employee stock purchase plan sponsored by the Company that allows eligible employees of the Company and its designated subsidiaries to make purchases of the Company’s common stock through after tax payroll deductions. The maximum number of shares of common stock that may be purchased under the Plan is 500,000 with a maximum of 125,000 allowed to be purchased in any given offer period. Such shares may be treasury shares, or authorized and unissued shares, as Company may determine in its sole discretion.

Eligibility. All full-time and part-time employees of the Company and its designated subsidiaries working more than 20 hours per week, regardless of length of employment, are eligible to participate in the Plan. However, an employee is not eligible to participate in the Plan if the employee owns 5% or more of the outstanding stock of the Company.

Contributions. Employees must elect to participate during the 30 day enrollment period prior to the six month offer period. Offer periods commence on September 1st and March 1st of every year. Participants may elect to contribute between 1% and 10% of their base salary through regular payroll deductions on an after tax basis. In no event may a participant purchase shares having a fair market value in excess of $25,000 on an annual basis, as defined by the Plan and as dictated by the Internal Revenue Code (the “Code”) Section 423. The Company holds the participants’ contributions until the end of the offer period, at which time common stock of the Company is purchased, in whole shares, at 95% of the fair market value on the last trade date of the offer period. Such common stock shall be held in a separate investment account for the benefit of each participant. The fair market value is determined by the NASDAQ stock market or other national securities exchange on which the Company’s common stock is traded. Any excess contributions resulting from the purchase of whole shares is refunded to the participant through payroll. Upon purchase, the shares are allocated to the participants’ accounts. The maximum number of shares which a participant will be permitted to purchase in any offer period is 20,000 shares (subject to adjustments for capital changes).

NOTES TO FINANCIAL STATEMENTS (Continued)

Withdrawals. A participant can elect to change or stop participation in the Plan at any given time, in which event the Company will refund the entire balance of the participant’s contributions during the offer period. Withdrawal during an offer period does not prevent the participant from participating in a later offer period. Participants are required to hold the shares purchased for a minimum of 18 months from the day of purchase, before the shares may be sold. If the holding requirements have been met, the participant may elect to sell all or a portion of their shares or choose to have their shares transferred to a brokerage account designated by the participant. In the event of a participant’s retirement, death, or other termination of employment, a payroll deduction will be made from compensation paid in the participant’s final paycheck. In the event of a participant’s withdrawal from the plan, retirement, death, or other termination of employment, upon written request of the participant, the plan custodian shall issue a certificate representing the number of shares of common stock then credited to the participant’s account (for which the restriction on transfer or sale has expired). Any funds held by the Company for a participant’s benefit to purchase common stock during subsequent trading days shall be returned to the participant by the Company.

Adjustments. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, offering of rights, or any other change in the structure of the capital stock of the Company, the committee shall make such adjustments, if any, as it may deem appropriate in the number, kind, and price of shares available for purchase under the Plan, and in the minimum and maximum number of shares which a participant is entitled to purchase as long as such adjustments do not exceed the number of common stock shares approved for the Plan by stockholders.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principles and policies of the Plan are summarized below.

Basis of Accounting. The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Plan Equity. Plan equity represents net assets available for future purchases or participant withdrawals.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 3 – SHARE PURCHASES

As soon as practicable following the end of an offering period, the shares purchased by each participant are deposited into a brokerage account established in the participant’s name.

The purchase activity for the year ended August 31, 2012 was as follows:

Purchase Date	Purchased Shares	Purchase Price

February 29, 2012	14,800	$200,836
March 1, 2012	200	2,714
August 31, 2012	10,300	167,066
August 31, 2012	60	973

Total	25,360	$371,589

The purchase activity for the year ended August 31, 2011 was as follows:

Purchase Date	Purchased Shares	Purchase Price

February 28, 2011	17,000	$228,820
February 28, 2011	1,045	14,066
March 2, 2011	1,050	14,133
August 31, 2011	26,543	288,257

Total	45,638	$545,276

NOTE 4 – PLAN AMENDMENTS AND TERMINATION

The Company’s Board of Directors (“the Board”) may amend or terminate the Plan at any time. The Plan and all rights of participants shall terminate: (i) on the date of which participants have exercised options to purchase a number of shares equal to or greater than the number of shares then subject to the Plan and stockholders fail to approve additional shares to be added to the Plan or (ii) if earlier, the date as of which the Board terminates the Plan. Upon termination, all payroll deductions shall cease and all amounts credited to participants’ accounts shall be equitably applied to the purchase of full shares of common stock then available under the Plan. The participants shall be issued checks for any remaining amount not allocated to the purchase of full shares of common stock.

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 5 – INCOME TAX STATUS

The Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code. Issuance of shares under the Plan are not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. Upon the sale of shares purchased under the Plan, participants are subject to tax, with the actual tax liability dependent on the holding period of such shares. Management believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events and has determined that there are no subsequent events that require disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MedAssets, Inc. Employee Stock Purchase Plan

November 14, 2012	/s/ Lance M. Culbreth

Date	Lance M. Culbreth
Senior Vice President, Chief Accounting Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1*	Consent of Smith & Howard

23.2*	Consent of Babush, Neiman, Kornman & Johnson, LLP

* Filed herewith